Exhibit 12.1

DST Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2004	2003	2002	2001	2000
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$296,706	$417,707	$310,132	$354,977	$325,318

Add:
Fixed Charges	73,114	50,328	38,946	31,851	29,351

Amortization of capitalized interest	189	167	179	162	118

Distributed earnings of equity investees		102	371	49	92

Subtract:
Capitalized Interest	(597)	(571)	(210)	(1,005)	(852)

Pretax income as adjusted	$369,412	$467,733	$349,418	$386,034	$354,027

Fixed charges:
Interest expense	$55,204	$26,877	$13,379	$7,452	$5,561
Interest capitalized	597	571	210	1,005	852
	55,801	27,448	13,589	8,457	6,413

Portion of rents representative of an appropriate interest factor	17,313	22,880	25,357	23,394	22,938

Total fixed charges	$73,114	$50,328	$38,946	$31,851	$29,351

Ratio of earnings to fixed charges	5.1	9.3	9.0	12.1	12.1